AB
4/27

09040881

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
APR 22 2009
Washington, DC
110

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 67657

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: APPLE TREE INVESTMENTS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15300 Kanis Road
(No. and Street)

Little Rock	AR	72211
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael O. Brown — 404-797-7040
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gary C. Cox, CPA P.A.
(Name – *if individual, state last, first, middle name*)

811 Parkway	Conway	AR	72034
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael O. Brown, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of APPLE TREE INVESTMENTS, INC., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JAMES W. TYSON
MY COMMISSION EXPIRES
JAN 8 2010
FORSYTH COUNTY, NC
NOTARY PUBLIC

Notary Public

Signature

FINOP/CFO

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REVISED + REVISED AUDITOR'S REPORT

APPLE TREE INVESTMENTS, INC.
AN S-CORPORATION
Financial Statements
Year Ended December 31, 2008

GARY C. COX, CPA P.A.

Gary Cox, CPA, CVA
Debbie Turner, CPA, CFE
Jon Richardson, CPA

811 Parkway, Conway, AR 72034
150 So. Broadview, Greenbrier, AR 72058
Website: www.cpasite.net/taxguy

Independent Auditor's Report

Officers and Stockholders
Apple Tree Investments, Inc.
Little Rock, Arkansas

We have audited the accompanying statement of financial condition of Apple Tree Investments, Inc., (an S - Corporation), as of December 31, 2008 and the related statement of income, changes in stockholder's capital, cash flows and changes in subordinated borrowings for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Apple Tree Investments, Inc., as of December 31, 2008 and the results of its operations and cash flows for the year then ended in conformity with generally accepted accounting principles in the United States of America.

Our audit was conducted for the purposes of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules is presented for additional analysis purposes and is required by Rule 17a-5 under the Securities Exchange Act of 1934. This supplemental information is not required as a part of the basic financial statements but has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole, in conformity with generally accepted accounting principles in the United States of America.

Revised
February 10, 2009

Gary C. Cox, CPA, PA

Phone: Conway 501-329-2503 / 501-327-7181
Greenbrier 501-679-3830

Fax: 501-450-9028
501-679-3829

E-mail: coxcpa@conwaycorp.net
coxcpa@alliancecable.net

C O N T E N T S

Apple Tree Investments, Inc.
Statement of Financial Condition
December 31, 2008

Assets

Cash (Note 1)	$269,861
Clearing Deposit	51,032
Commissions receivable (Note 1)	58,773
Receivable from affiliates (Note 4 & 5)	68,968
Broker clearing account	710
CRD daily account	1,108
Prepaid insurance (Note 1)	1,440
Total Assets	$451,892

Liabilities and Capital

Liabilities:	
Commissions payable (Note 1)	$40,514
Accrued expenses (Note 1)	1,522
Total Liabilities	42,036
Capital:	
Common stock (Note 1)	100
Additional paid-in capital	100,000
Retained earnings	309,756
Total Capital	409,856
Total Liabilities and Capital	$451,892

See accompanying notes and independent accountants' report.

Apple Tree Investments, Inc.
Statement of Income
For the Year Ended December 31, 2008

Revenues:	
Commissions and fees	$2,274,782
Interest	889
Other	19,178
	$2,294,849
Expenses:	
Brokerage and clearing fees	53,572
Commissions paid	1,473,953
Salaries and wages (Note 5)	283,988
Professional fees	21,687
Marketing and promotion (Note 1)	14,562
Rent (Note 5)	48,000
Insurance	14,250
Office expense (Note 5)	17,713
Telephone	3,083
Utilities (Note 5)	6,480
Regulatory fees	11,037
Miscellaneous	745
	$1,949,070
Net Income (Note 8)	$345,779

See accompanying notes and independent accountants' report.

Apple Tree Investments, Inc.
Statement of Changes in Stockholder's Capital
For the Year Ended December 31, 2008

	Common Stock		Additional Paid in	Retained
	Shares	Amount	Capital	Earnings
Balances, December 31, 2007	100	$100	$100,000	-$36,023
Net Income 2008				$345,779
Balances, December 31, 2008	100	$100	$100,000	$309,756

See accompanying notes and independent accountants' report.

Apple Tree Investments, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2008

Cash Flows from Operating Activities:	
Net Income (Loss)	$345,779
Adjustments to reconcile net income to net cash provided by operating activities:	
Change in commissions receivable	(58,773)
Change in CRD daily account	(1,108)
Change in prepaid insurance	(1,440)
Change in broker clearing account	137
Change in commissions payable	18,656
Change in accrued expenses	1,057
Increase in due from affiliate	(68,868)
Net Cash Provided (Used) by Operating Activities	235,440
Cash Flows from Investment Activities:	
Net Cash Provided (Used) by Investing Activities	0
Cash Flows form Financing Activities:	
Net Cash Provided (Used) by Financing Activities	0
Net Increase (Decrease) in Cash	235,440
Cash at Beginning of Period	85,453
Cash at End of Period	$320,893
Supplemental Disclosures:	
Cash paid for:	
Interest expense	$0
Income taxes paid	$0

See accompanying notes and independent accountants' report.

Apple Tree Investments, Inc.
Statement of Changes in Subordinated Borrowings
For the Year Ended December 31, 2008

Subordinated borrowings at December 31, 2007	$0
Increases	0
Decreases	0
Subordinated borrowings at December 31, 2008	0

See accompanying notes and independent accountants' report.

APPLE TREE INVESTMENTS, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008

Note 1 - Significant Accounting Policies:

Business Activities

Apple Tree Investments, Inc., is a securities broker-dealer registered with the Securities and Exchange Commission. The company primarily offers brokerage services to its customers and engages in the brokerage of securities and other investment products for individual and business customers. The company serves clients throughout Arkansas and the mid-south region.

Under the Securities Exchange Act of 1934 the Company is classified as a "Broker or Dealer That Introduces Customer Accounts and Receives Securities."

Organization and Capitalization

The corporation was formed February 2007 under the Arkansas Business Corporation Act of 1987. **Common stock authorized was 100 shares with $1.00 par value. 100 shares of $1.00 par, common stock have been issued.**

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash and Cash Equivalents

The Company considers all liquid investments with a maturity of three months or less when purchased as cash equivalents, unless they have been restricted by regulation.

Broker Accounts Receivable

The Company is subject to normal credit risk should the clearing broker be unable to repay the balance due. Management does not anticipate non-performance on the reported amounts.

Amounts receivable from broker clearing organizations consist of the following as of December 31:

Commissions receivable	$58,773

Revenue Recognition

All service revenue is recognized by the accrual method of accounting

Cost Recognition

General and administrative costs are charged to expense as incurred.

Fair Value of Financial Instruments

The carrying amounts, of cash and cash equivalents, receivables, other assets, notes and liabilities, meeting the definition of a financial instrument, approximate fair value.

The fair value of the Company's remaining financial instruments, are estimated using projected cash flows or other estimating methods. The carrying amounts of the Company's long-term debt approximate fair value.

Note 1 - Significant Accounting Policies (continued):

Prepaid Expenses

Prepaid expenses consist of the following:

Prepaid or Unexpired Insurance	$1,440

Accrued Expenses and Commissions Payable

Payables and Accrued Expenses consist of the following:

Accrued expenses	$ 1,522
Commissions payable to representatives	$40,514

Concentration and Credit Risk

The majority of the Company's commissions receivable, are from broker dealers in the financial industry and are located in metropolitan areas of the United States. The Company is subject to normal credit risk should the clearing brokers be unable to repay the balance reflected in the financial statement. Management does not anticipate non-performance by the clearing broker.

The company uses multiple venders for its supplies.

Marketing and Promotion

The company expenses advertising costs as incurred. Amounts expensed were $14,562 for 2008.

Depreciation and Fixed Assets

The Company presently does not own any fixed assets subject to depreciation. The Company shares office space and equipment with an Kiefer Retirement Services, Inc. an affiliated company.

Note 3 – Reserved:

Note 4 –Related Parties (affiliates):

Apple Tree Assets Management, Inc. is a Registered Investment Advisor Service providing wealth management and financial fee based advisory services to customers. Mr. Steven Kiefer owns 100% of the company.

Kiefer Retirement Services, Inc. is a financial service company, providing commission based retirement services to customers. Mr. Steven Kiefer and Mrs. Alice Kiefer each own 50% of the company.

Note 5 - Operating Expense Sharing and Administrative Services Agreement:

The Corporation has entered into an expense sharing agreement with an affiliate company, Kiefer Retirement Services, Inc. Under the agreement the Company pays its affiliate $21,660 per month for rent, utilities, supplies, equipment , repairs, and administrative support personnel.

Note 6 – Reserved:

Note 7 – Net Capital Requirements:

The company is subject to the Security and Exchange Commissions Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of $50,000 minimum net capital. At December 31, 2008 the Company had net capital of $338,340, which was $288,340 in excess of the required minimum.

Note 8 - Income Taxes:

The shareholder has elected tax-optioned corporate status effective February 2007. By electing to be an Subchapter S - Corporation for income tax purposes, the income taxes resulting from the company operations will be payable personally by the shareholder based on his income and deductions from all sources. Accordingly, the financial statements do not reflect a provision for corporate income taxes.

Supplemental Information

Apple Tree Investments, Inc.
Supplemental Schedule 1
For the Year Ended December 31, 2008

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commision

Net Capital:		
Total ownership equity qualified for net capital		$409,856
Less ownership equity not qualified for capital		0
Add liabilities subordinated to claims of general creditors allowable		0
Total capital and allowable subordinated liabilities		$409,856
Deduction for nonallowable assets and other charges:		
Receivable from affiliate	$68,968	
Other nonallowable assets	2,548	
Other deductions and/or charges	0	
Total deductions and/or charges		71,516
Tenative net capital		338,340
Haircuts on securities		0
Undue Concentration haircuts		0
Net Captial		338,340
Minimum required net capital (SEC Rule 15c3-1)		50,000
Excess net captial		$288,340
Computation of required minimum net capital:		
Total liabilities (debt)		$42,036
Required rate 6 2/3%		6.67%
Calculated required net capital		$2,803

See accompanying notes and independent accountants' report.

Apple Tree Investments, Inc.
Supplemental Schedule 2
For the Year Ended December 31, 2008

Computation for Determination of Reserve Requirements Under Rule 15c3-3

As of December 31, 2008
A computation of reserve requirement is not applicable as the company qualifies for exemption under SEC Rule 15c3-3(k)(2)(ii)

Information Relating to Possession or Control Requirements Pursuant to SEC Rule 15c3-3

As of December 31, 2008
Information relating to possession or control requirements is not applicable as the company qualifies for exemption under SEC Rule 15c3-2(k)(2)(ii)

Statement pursuant to paragraph (d)(4) of Rule 17a-5.

Net Capital per Company's Unaudited Form X-17A-5 Part II Filing	**$339,862**
Increase in accrued general expenses	-1,522
Net Capital per Report Pursuant to Rule 17A-5(d)	**$338,340**

See accompanying notes and independent accountants' report.

GARY C. COX, CPA P.A.

Gary Cox, CPA, CVA
Debbie Turner, CPA, CFE
Jon Richardson, CPA

811 Parkway, Conway, AR 72034
150 So. Broadview, Greenbrier, AR 72058
Website: www.cpasite.net/taxguy

Officers and Stockholders
Apple Tree Investments, Inc.
Little Rock, Arkansas

In planning and performing our audit of the financial statements of Apple Tree Investments, Inc.,(the "Company", as of December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control or to provide assurance on the internal control structure. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by SEC Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "Commission"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in SEC Rule 17a-5(g): (i) in making the periodic computations of aggregate indebtedness and net capital under SEC Rule 17a-3(a)(11) and the reserve required by SEC Rule 15c-3(e): (ii) in making the quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by SEC Rule 17a-13; (iii) in complying with the requirements of prompt payment for Securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (iv) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by SEC Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and the additional procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets of which the Company has responsibility are safeguarded against loss form unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principals. SEC Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph. Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may become inadequate because of the changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and the related regulations, and that practices and procedures not accomplishing such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, regulatory agencies which rely on SEC Rule 17a5-(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

Revised
February 10, 2009

Gary C. Cox, CPA PA.

Gary C. Cox, CPA, PA

Phone: Conway 501-329-2503 / 501-327-7181
Greenbrier 501-679-3830

Fax: 501-450-9028
501-679-3829

E-mail: coxcpa@conwaycorp.net
coxcpa@alliancecable.net